SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution Relating to Woori Financial Group’s Dividend Payment

On February 9, 2022, the Board of Directors of Woori Financial Group passed a resolution recommending a cash dividend of KRW 750 per common share. The record date is December 31, 2021.

Key Details

1)	Dividend per common share (KRW) : 750

2)	Market dividend rate: 5.6% of the market price of the common stock

3)	Total dividend amount (KRW) : 546,043,668,750

•

The dividend per common share, the market dividend rate and the total dividend amount for the entirety of FY2021 are KRW 900, 6.8% and KRW 654,383,820,900, respectively, which include a previously-paid interim dividend of KRW 150 per common share.

•

The market dividend rate is the percentage (to the first decimal place) of the dividend per share to the arithmetic mean of the closing prices in the trading market for the one week ending on the day that is two trading days before the closing date of the shareholder register. The above market dividend rate has been calculated excluding the previously-paid interim dividend of KRW 150.

•

In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of approval at the annual general meeting of shareholders of Woori Financial Group.

•	The decision to disburse the above dividend is subject to the results of the external audit and the approval at the annual general meeting of shareholders of Woori Financial Group.

Resolution Relating to Woori Bank’s Dividend Payment

On February 9, 2022, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Financial Group, passed a resolution recommending a cash dividend of KRW 1,642 per common share. The record date is December 31, 2021.

Key Details

1)	Dividend per common share (KRW) : 1,642

2)	Total dividend amount (KRW) : 1,175,672,000,000

•	The total number of shares subject to dividend payment is 716,000,000 shares.

•	The entire dividend amount is to be paid to Woori Financial Group, which holds all of the common shares of Woori Bank.

•	In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: February 9, 2022	By: /s/ Sung-Wook Lee
(Signature)

	Name:	Sung-Wook Lee
	Title:	Senior Managing Director